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November 12, 2015

M. Hughes Bates, Esq.
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp. Registration Statement on Form SF-3 Filed August 14, 2015 File No. 333-206361

Dear Mr. Bates:

We are counsel to J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”). We have reviewed the remaining comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Mr. David Burkholder by Mr. Hughes Bates by telephone on November 10, 2015. We have also discussed the Staff’s comment with various representatives of the Registrant. Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our second pre-effective amendment to the registration statement (the “Amendment No. 2”) submitted herewith. In addition to the revisions described below, the Registrant is refilling the Depositor Certification for shelf offerings of asset-backed securities under Exhibit 36.1. Included with this letter is a clean copy of the Amendment No. 2 with a copy marked to show changes implemented in response to the requests of the Staff. Also, for your convenience, we have separately included change pages for the Amendment No. 2.

For your convenience, the Staff’s comment is repeated in italics below, followed by the Registrant’s response. References to page numbers in the Amendment No. 2 are to the marked version.

David Burkholder   Tel 704 348 5309   Fax 704 348 5200   david.burkholder@cwt.com

M. Hughes Bates, Esq.
November 12, 2015

Description of the Mortgage Pool

Delinquency Information, pages 140

1.	We note that there are brackets around the entirety of the delinquency methodology described therein. We ask that you remove the brackets around that language or explain why the delinquency methodology is subject to change.

The Registrant has modified the language on page 142 under the heading Delinquency Information to remove the brackets in response to the Staff’s comment.

In responding to the Staff’s comment with respect to the registration statement, the Registrant has authorized us to acknowledge on their behalf, and we hereby acknowledge, that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the registration statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the registration statement; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ David S. Burkholder
David S. Burkholder

cc:	Kunal K. Singh
Bianca A. Russo, Esq. Michael S. Gambro, Esq.